No Act P.E. 12/11/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008590

DIVISION OF
CORPORATION FINANCE

February 10, 2016

Robert D. Sanchez
Wilson Sonsini Goodrich & Rosati
rsanchez@wsgr.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-10-16

Re: FLIR Systems, Inc.
Incoming letter dated December 11, 2015

Dear Mr. Sanchez:

This is in response to your letters dated December 11, 2015 and February 5, 2016 concerning the shareholder proposal submitted to FLIR by William Steiner. We received letters on the proponent's behalf dated January 6, 2016, January 24, 2016, February 3, 2016, February 8, 2016 and February 10, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov / divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB MEMORANDUM M-07-16

February 10, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FLIR Systems, Inc.
Incoming letter dated December 11, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in FLIR's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that FLIR may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that FLIR will provide shareholders at FLIR's 2016 annual meeting with an opportunity to approve amendments to FLIR's articles of incorporation and bylaws, approval of which will result in the removal of each supermajority voting provision in FLIR's articles of incorporation and bylaws. Accordingly, we will not recommend enforcement action to the Commission if FLIR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which FLIR relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

February 10, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
FLIR Systems, Inc. (FLIR)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2015 no-action request.

The company has failed to address this text in the rule 14a-8 proposal in the 2-months since it submitted its no action request:
"This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage."

Text such as the above was not considered ordinary business in:
FirstEnergy Corp. (March 10, 2015)

Since the company has been silent for 2-months it should not have an opportunity to respond now on this point.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Todd DuChene <todd.duchene@flir.com>

[FLIR: Rule 14a-8 Proposal, November 9, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage. Our company can afford $10,000.

This proposal will address the predicament at companies similar to ours where shareholders vote 95% in favor of a management proposal for the topic of this proposal – yet management declares 95% support – a failed vote.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

February 8, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
FLIR Systems, Inc. (FLIR)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2015 no-action request of 2-months ago.

The company is committed to gamesmanship.
It emailed a letter to the Staff on February 5, 2016 and arranged for the same letter be delivered to the proponent party 3-days later. There should be a penalty for such company gamesmanship. The same thing happened to the initial no action request.

There will be an additional response to the company no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Todd DuChene <todd.duchene@flir.com>

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

1700 K St NW #5
Washington, DC 20006
PHONE 202.973.8800
www.wsgr.com

February 5, 2016

Via EMAIL and Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: FLIR Systems, Inc.—Supplemental Letter with respect to the Shareholder Proposal Submitted by Mr. William Steiner

Dear Sir or Madam:

On behalf of FLIR Systems, Inc., an Oregon corporation (the "**Company**"), and pursuant to our conversations with the Staff of the Division of Corporate Finance (the "**Staff**"), we are submitting this supplemental letter to our No-Action Request Letter, dated December 11, 2015 (the "**No-Action Letter**").

In the No-Action Letter, we requested confirmation from the Staff that it would not recommend any enforcement action if the Company omits that certain stockholder proposal from Mr. William Steiner pertaining to the removal of supermajority voting provisions from its organizational documents (the "**Proposal**") from the Company's 2016 proxy statement (the "**2016 Proxy Statement**") on the grounds that (1) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule 14a-8(i)(10) and (2) the Proposal is contrary to the proxy rules of the Commission, in reliance on the provisions of Rule 14a-8(i)(3).

In the No-Action Letter, the Company agreed to notify the Staff via a supplemental letter when the Company's Board of Directors (the "**Board**") had taken action with regard to this matter. In light of this, we respectfully submit the following information for the Staff's consideration: On February 4, 2016, the Board considered proposed amendments to the Company's Second Restated Articles of Incorporation, as amended (the "**Articles**"), and Second Restated Bylaws, as amended (the "**Bylaws**"), to eliminate the supermajority provisions in the Articles and Bylaws (the "**Proposed Amendments**"). The Proposed Amendments would amend (i) the Articles to reduce the threshold required to approve certain amendments to the Articles from 75% of the outstanding shares to a majority of the outstanding shares, and (ii) the Bylaws to reduce the threshold required for stockholders to approve an amendment to the Bylaws from 75% of the outstanding shares to a majority of the outstanding shares. On February 4, 2016, the Board resolved to (i) adopt the Proposed Amendments, (ii) submit the Proposed Amendments to the stockholders for consideration at the 2016 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Proposed Amendments. As a result, the Company will include the Proposed Amendments in its 2016 Proxy Statement.

In light of the foregoing, together with the analysis set forth in the No-Action Letter, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2016 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at (212) 497-7736 or my colleague Robert D. Sanchez at (202) 973-8827. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Megan J. Baier

cc: Mr. Todd DuChene, Senior Vice President, General Counsel & Secretary, FLIR Systems, Inc.
Mr. Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati P.C.
Mr. John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

February 3, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
FLIR Systems, Inc. (FLIR)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2015 no-action request.

It is more than 50-days since the company submitted its no action request – and the company still has not reported any action taken.

If the company belatedly submits any evidence of action taken, it is requested that the proponent have a week to respond since this is a busy time in the no action process. Additional proponent rebuttal is being prepared now dependent on the final details of any company action taken.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Todd DuChene <todd.duchene@flir.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 24, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
FLIR Systems, Inc. (FLIR)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2015 no-action request.

The company i-10 letter cites no steps taken and no estimated steps to be taken until after February 1, 2016.

Plus the company has not even begun to think about this critical text in the rule 14a-8 proposal: "This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage."

Another company, in the same situation, at least said it would authorize officers of the company to spend up to $10,000, as needed, to solicit votes to pass the Proposed Certificate Amendments.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Todd DuChene <todd.duchene@flir.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
FLIR Systems, Inc. (FLIR)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2015 no-action request.

The company i-10 letter cites no steps taken and no estimated steps to be taken until after February 1, 2016.

Plus the company has not even begun to think about this critical text in the rule 14a-8 proposal: "This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Todd DuChene <todd.duchene@flir.com>



[FLIR: Rule 14a-8 Proposal, November 9, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage. Our company can afford $10,000.

This proposal will address the predicament at companies similar to our where shareholders vote 95% in favor of a management proposal for the topic of this proposal – yet management declares 95% support – a failed vote.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

1700 K St NW #5
Washington, DC 20006
PHONE 202.973.8800
www.wsgr.com

December 11, 2015

Via EMAIL and Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: FLIR Systems, Inc.--Shareholder Proposal Submitted by Mr. William Steiner

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), FLIR Systems, Inc., an Oregon corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2016 Proxy Statement**") for its 2016 annual meeting of stockholders (the "**2016 Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted to the Company by Mr. William Steiner (the "**Proponent**") under cover of a letter dated October 11, 2015. A copy of the Proponent's proposal together with the related supporting statement is attached as **Exhibit A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2016 Proxy Statement on the grounds that (1) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule 14a-8(i)(10) and (2) the Proposal is contrary to the proxy rules of the Commission, in reliance on the provisions of Rule 14a-8(i)(3).

The Company expects to file its Preliminary 2016 Proxy Statement with the Commission on or about March 1, 2016. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2016 Proxy Statement. Pursuant to Rule 14a-8(j), we are also delivering six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal (directing all correspondence to Mr. John Chevedden), a copy of this submission is being forwarded simultaneously to the Proponent and Mr. Chevedden. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

I. The Proposal

The full text of the Proposal and supporting statement is as follows:

"Proposal [4] - Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage. Our company can afford $10,000.

This proposal will address the predicament at companies similar to our where shareholders vote 95% in favor of a management proposal for the topic of this proposal – yet management declares 95% support – a failed vote.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 74%-shareholder minority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate charters and bylaws."

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]"

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

A. *Rule 14a-8(i)(10) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2016 Proxy Statement in accordance with Rule 14a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the

Proponent. Instead, the standard is one of substantial implementation. *See Rel. No. 34-40018* (May 21, 1988); *Rel. No. 34-20091* (August 16, 1983).

As the Staff has previously recognized, determination of whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. *See Texaco, Inc.* (March 28, 1991). Significantly, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Masco Corporation* (April 19 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *E.I duPont de Nemours and Company* (February 14, 1995).

B. *The Proposed Amendments Substantially Implement the Proposal*

(1) Background and Description of the Proposed Amendments

The Company received a proposal substantially similar to the Proposal prior to its 2015 annual meeting of stockholders (the "**Old Proposal**") and the Company included such proposal in its 2015 proxy statement. At the 2015 annual meeting of stockholders, the Company's stockholders voted in favor of the Old Proposal, indicating their support to remove the supermajority provisions in the Articles and Bylaws. The Company's Board of Directors (the "**Board**") intended to take action to implement the Old Proposal prior to the receipt of the Proposal.

As such, at the recommendation of the Nominations and Governance Committee (the "**NGC**") of the Company's Board, the Board is expected to act on February 2, 2016 on proposed amendments to the Company's Second Restated Articles of Incorporation, as amended (the "**Articles**"), and Second Restated Bylaws, as amended (the "**Bylaws**"), to eliminate the supermajority provisions in the Articles and Bylaws (the "**Proposed Amendments**"). The Proposed Amendments would amend (i) the Articles to reduce the threshold required to approve certain amendments to the Articles from 75% of the outstanding shares to a majority of the outstanding shares, and (ii) the Bylaws to reduce the threshold required for stockholders to approve an amendment to the Bylaws from 75% of the outstanding shares to a majority of the outstanding shares. Accordingly, the Board is expected to (i) adopt the Proposed Amendments, (ii) submit the Proposed Amendments to the stockholders for consideration at the 2016 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Proposed Amendments (the "**Company's Proposal**").

We will supplementally notify the Staff after the Board's consideration of the Proposed Amendments. For the Staff's reference, attached hereto as **Exhibit B** is a table setting forth the current and proposed language of the Articles affected by the Proposed Amendments.

The Board, including the NGC, is firmly committed to ensuring effective corporate governance. The Board has, on several occasions, considered the advantages and disadvantages of maintaining the supermajority voting provisions, and, in the past, has concluded that maintaining them was in the Company's best interests.

After performing a holistic review of the Company's corporate governance provisions, the NGC concluded it was in the best interests of the Company and its stockholders to recommend the approval of the Proposed Amendments eliminating the supermajority voting provisions.

(2) Substantial Implementation

The Staff has consistently concurred that similar shareholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where the supermajority voting provisions are eliminated from a company's governing documents. *See, e.g.*, *CVS Caremark Corp.* (Feb. 27, 2014) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's shareholders previously approved amendments to its certificate of incorporation to eliminate all supermajority voting standards); *Hewlett-Packard Co.* (Dec. 19, 2013) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's board of directors approved amendments to its bylaws that would eliminate the supermajority voting standards required for amendments to the bylaws); *McKesson Corp.* (Apr. 8, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws); *Express Scripts, Inc.* (Jan. 28, 2010) (same).

The Staff has also consistently concurred that shareholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set shareholder voting thresholds at a majority of the company's outstanding shares. For example, in *McKesson Corp.* (Apr. 8, 2011), the Staff concurred that a similar shareholder proposal was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replaced such standards with a voting standard based on a majority of the outstanding shares. Similarly, in *Express Scripts, Inc.* (Jan. 28, 2010), the Staff concurred that a similar shareholder proposal was substantially implemented where the company's board of directors approved a bylaw amendment that lowered the voting standard required to approve certain bylaw amendments from 66 2/3% of the outstanding shares to a majority of the outstanding shares. *See also American Tower Corp.* (Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's board of directors approved submitting an amendment to the certificate of incorporation to the company's shareholders for approval that had the effect of reducing the shareholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (Apr. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard).

The Board is expected to approve the Proposed Amendments eliminating all supermajority provisions and will thereafter recommend the stockholders approve the Proposed Amendments at the 2016 Annual Meeting. Therefore, the Company will have substantially implemented the Proposal by submitting the Proposed Amendments to the Company's stockholders at the 2016 Annual Meeting.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2016 Proxy Statement on this basis.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing requirements of Rule 14a-8. The Company will supplementally notify the Staff after the Board considers the Proposed Amendments. The Staff has consistently granted no-action relief under Rule 14a8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (February 19, 2008 and February 13, 2006), *The Dow Chemical Co.* (February 26, 2007); *General Motors Corp.* (March 3, 2004); *Intel Corp.* (March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Contrary To The Commission's Proxy Rules

A. *Rule 14a-8(i)(3) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2016 Proxy Statement in accordance with Rule 14a-8(i)(3), which provides that a proposal or supporting statement may be excluded if it is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements with respect to any material fact in proxy soliciting materials. The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See, e.g., Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); *Siebel Systems, Inc.* (April 15, 2003). Specifically, the Staff has stated that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement where . . . [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading...." *Staff Legal Bulletin No. 14B* (September 15, 2004).

B. *Statement of the Proponent are False and Misleading*

The Proponent made a statement in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules.

> Proponent's Statement: "Currently, a 1%-minority can still frustrate the will of our 74% shareholder majority."

A holder of 1% of our outstanding shares cannot frustrate the will of the holders of 74% of our outstanding shares. To the contrary, it takes a 26% minority to frustrate the will of a 74% stockholder majority when a 75% supermajority vote is required. Not only is this statement objectively false, it may mislead stockholders into believing such a small percentage of minority stockholders having more power than they actually do.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(3) because it contains a materially false and misleading statement in violation of Rule 14a-9, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2016 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2016 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at (202) 973-8827. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Robert D. Sanchez

Enclosures:

cc: Mr. Todd DuChene, Senior Vice President, General Counsel & Secretary, FLIR Systems, Inc.
Mr. John Chevedden

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Todd DuChene
Corporate Secretary
FLIR Systems, Inc. (FLIR)
27700 SW Parkway Avenue
Wilsonville, OR 97070
PH: 503-498-3547
PH: 503-498-3318
FX: 503 498 3911

Dear Mr. DuChene,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/11/15

William Steiner | Date

[FLIR: Rule 14a-8 Proposal, November 9, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more as needed to address the necessary support to obtain the exceedingly high super majority vote needed for passage. Our company can afford $10,000.

This proposal will address the predicament at companies similar to our where shareholders vote 95% in favor of a management proposal for the topic of this proposal – yet management declares 95% support – a failed vote.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Proposed Amendments to the Articles of Incorporation

Current	Proposed
Articles of Incorporation, Article V, Section B: Prior to and until the time at which the Board of Directors ceases to be classified pursuant to this Article V, Section A, all or any number of the directors of the Corporation may be removed only for cause and at a meeting of shareholders called expressly for this purpose, by the vote of 75 percent of the votes then entitled to be cast for the election of directors. From and after the time at which the Board of Directors ceases to be classified pursuant to this Article V, Section A, any director may be removed with or without cause, by the vote of 75 percent of the votes then entitled to be cast for the election of directors. At any meeting of shareholders at which one or more directors are removed, a majority of votes then entitled to be cast for the election of directors may fill any vacancy created by such removal. If any vacancy created by removal of a director is not filled by the shareholders at the meeting at which the removal is effected, such vacancy may be filled by a majority vote of remaining directors. The provisions of this Article V, Section B, may not be amended, altered, changed or repealed in any respect unless such action is approved by the affirmative vote of note less than 75 percent of the notes then entitled to be cast for election of directors.	All or any number of the directors of the Corporation may be removed only for cause and at a meeting of shareholders called expressly for this purpose, by the vote of a majority of the shares then outstanding. At any meeting of shareholders at which one or more directors are removed, a majority of shares then outstanding for the election of directors may fill any vacancy created by such removal. If any vacancy created by removal of a director is not filled by the shareholders at the meeting at which the removal is effected, such vacancy may be filled by a majority vote of remaining directors.
Bylaws, Article III, Section 3.14: All or any number of the directors of the corporation may be removed only for cause and at a meeting of shareholders called expressly for that purpose, by the vote of 75 percent of the votes then entitled to be cast for the election of directors. At any meeting of shareholders at which one or more directors are removed, a majority of votes then entitled to be cast for the election of directors may fill any vacancy created by such removal. If any vacancy created by removal of a director is not filled by the shareholders at the meeting at which the removal is effected, such vacancy may be filed by a majority vote of the remaining directors.	All or any number of the directors of the corporation may be removed only for cause and at a meeting of shareholders called expressly for that purpose, by the vote of a majority of the votes then outstanding that are entitled to vote on such matter. At any meeting of shareholders at which one or more directors are removed, a majority of votes then outstanding that are entitled to vote on such matter may fill any vacancy created by such removal. If any vacancy created by removal of a director is not filled by the shareholders at the meeting at which the removal is effected, such vacancy may be filed by a majority vote of the remaining directors.